SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)(1)

                                 PHOTOCOMM, INC.
- --------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $.10 per share
- --------------------------------------------------------------------------------
                         (Title of class of securities)

                                   719319-10-5
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                                 (CUSIP number)

                           ROBERT H. FRIEDMAN, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
- --------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 APRIL 11, 1996
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             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

       Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7).

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

- --------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         The New World Power Corporation
- --------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                        (b) / /
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     3          SEC USE ONLY

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     4          SOURCE OF FUNDS*
                         WC
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                               / /
- --------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         Delaware
- --------------------------------------------------------------------------------
 NUMBER OF                    7                 SOLE VOTING POWER
   SHARES
BENEFICIALLY                                             8,112,442
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                              8                 SHARED VOTING POWER

                                                         -0-
                ----------------------------------------------------------------
                              9                 SOLE DISPOSITIVE POWER

                                                         8,112,442
                ----------------------------------------------------------------
                             10                 SHARED DISPOSITIVE POWER

                                                         -0-
- --------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         8,112,442
- --------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                     / /
- --------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            54.4%
- --------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 8 to Schedule 13D (the "Amendment") amends the Schedule 13D filed with respect to an event on November 10, 1993, as previously amended by Amendment No. 1 ("Amendment No. 1") filed with respect to an event on August 30, 1994; Amendment No. 2 ("Amendment No. 2") filed with respect to an event on October 19, 1994; Amendment No. 3 ("Amendment No. 3") filed with respect to an event on December 30, 1994; Amendment No. 4 ("Amendment No. 4") filed with respect to an event on February 10, 1995; Amendment No. 5 ("Amendment No. 5") filed with respect to an event on March 10, 1995; Amendment No. 6 with respect to an event on August 15, 1995; and Amendment No. 7 with respect to an event on January 1, 1996 ("Amendment No. 7") (collectively, the "Statement").

ITEM 2.           IDENTITY AND BACKGROUND.

                  Item 2 is amended in pertinent part as follows:

                  The name, business address, present principal occupation or employment and citizenship of each executive officer and director of New World are set forth on Schedule 1 hereto.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 is amended by adding the following:

                  On April 11, 1996, the Board of Directors of New World approved an agreement in principle regarding restructuring of New World's debt obligations to Sundial International Fund Limited ("Sundial") and the holders of New World's 8% Convertible Subordinated Notes due July 31, 2000 (the "Notes"). The agreements in principle are subject to the execution of definitive documents by all parties.

                  In connection with this debt restructuring, New World has determined to seek a buyer for its shares of the Issuer. Under the restructured debt obligations, the holders of the Notes, to whom the shares are pledged (see Item No. 6 below), have approved in advance any sale in which New World receives gross cash proceeds in excess of $2.50 per share. No determination has been made by New World as to the manner of sale, except that the Company intends to sell the shares in a single transaction, either in a private sale to one or more buyers or in a registered public offering. New World intends to seek to complete the sale by November 30, 1996, in order to comply with the repayment terms of the restructured Notes. New World may ask other large shareholders of the Issuer to put their shares up for sale at the same time. New World's nominees on the board of the Issuer have proposed that the Issuer's board consider whether the Issuer, or substantially all of its assets, should be sold through an auction process to the highest bidder. Should the board of the Issuer decline to pursue such a sale, the Company reserves its right to pursue such courses as it deems appropriate, including either seeking a change in the Issuer's board or selling the shares of the Issuer owned by New World without taking further action to influence the Issuer's board.

                  Other than as indicated herein, New World has no present plans or proposals which relate to or would result in any of the following (although New World reserves the right to develop such plans or proposals): (i) the acquisition of additional securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the business or corporate structure of the Issuer; (vii) any other material change in the Issuer's articles of incorporation or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(x) any action similar to any of those enumerated above.


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                  ISSUER.

                  Item 6 is amended by adding the following:

                  On or about December 22, 1995, New World repaid the $2.2 million promissory note due Sundial, issued by one of New World's wholly-owned subsidiaries. The shares pledged to Sundial pursuant to the Sundial Pledge Agreement were released, but remain subject to the Note Pledge Agreement discussed in Amendment No. 6.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   THE NEW WORLD POWER CORPORATION


Dated: April 17, 1996              By:   /s/ George P. Petrenko
                                         ----------------------
                                         George P. Petrenko
                                         Interim Chief Executive
                                         Officer

        Amended Schedule 1 -          Certain Information Regarding Each
                                      Executive Officer and Director of New
                                      World

                    ITEM 2. IDENTITY AND BACKGROUND (CONT'D)

                                                                        Position with New World
                                                                        and Principal Occupation
     Name                     Business Address                                or Employment                    Citizenship
     ----                     ----------------                          ------------------------               -----------

John D. Kuhns                 The New World Power                       Chairman of the Board and              United States
                                Corporation                             a Director of New World
                              558 Lime Rock Road
                              Lime Rock, CT 06039

Robert W. MacDonald           William E. Simon & Sons                   Vice Chairman and a                    United States
                              10990 Wilshire Boulevard                  Director of New World,
                              Suite 1750                                and a managing director
                              Los Angeles, CA 90024                     of William E. Simon &
                                                                        Sons, a merchant banking
                                                                        firm

Gerald Cummins                Mancum Graphics                           Director of New World and              United States
                              1270 Broadway, Room 803                   private investor
                              New York, NY 10001-3211

Nazir Memon, M.D.             504 North Harvard Avenue                  Director of New World and              United States
                              Ventnor, NJ 08406                         a pulmonologist in
                                                                        private practice

Herbert L. Oakes, Jr.         Oakes, Fitzwilliams &                     Director of New World and              United States
                                Co. Limited                             a managing director of
                              Byron House                               Oakes, Fitzwilliams &
                              7-9 St. James's Street                    Co., Limited, an
                              London SW1A, 1EE, England                 investment banking firm

Lucien Ruby                   Quest Ventures                            Director of New World,                 United States
                              126 South Park                            and Managing General
                              San Francisco, CA 94107                   Partner of Quest
                                                                        Ventures, a venture
                                                                        capital firm

George P. Petrenko            The New World Power                       Interim Chief Executive                United States
                                Corporation                             Officer of New World
                              558 Lime Rock Road
                              Lime Rock, CT 06039
